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                               September 20, 2021

       Bryant Kirkland
       Chief Financial Officer
       Douglas Elliman Inc.
       4400 Biscayne Boulevard
       Miami, FL 33137

                                                        Re: Douglas Elliman
Inc.
                                                            Draft Information
Statement on Form 10
                                                            Submitted August
24, 2021
                                                            CIK No. 0001878897

       Dear Mr. Kirkland:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Draft Information Statement, Exhibit 99.1

       Real Estate Technology, page 5

   1. Please revise your graphic presentation on pages 5 and 54, and the surrounding text as appropriate, to clarify
what the graphic is intended to depict, and your relationship to the other companies whose
logos appear therein. It is unclear whether these are vendors, clients or investees.
Please also clarify the significance of these parties to the company's operation and assets,
and provide quantitative information, if available, to help investors understand whether they
are material or representative. Lastly, please ensure that the graphic presentation is
of high enough resolution and type size that all information is legible.
 Bryant Kirkland
FirstName LastNameBryant  Kirkland
Douglas Elliman Inc.
Comapany 20,
September  NameDouglas
              2021      Elliman Inc.
September
Page 2    20, 2021 Page 2
FirstName LastName
Risk Factors, page 28

2. We note that you intend to invest in minority stakes in PropTech partners. Please tell us what consideration you have given to including a risk factor regarding compliance with the registration requirements of the Investment Company Act of 1940. Also in your disclosure on page 53, please explain who your stakeholders are that benefit from your investment in these partners, and why an investment is preferred or is needed in order to use their services, as opposed to maintaining only a vendor or other contractual relationship.
Risks Associated with our Real Estate Services Business, page 29

3. We note your statement that your business is subject to the federal government's monetary policies. Please revise this risk factor to explain more specifically the material risks that monetary policy poses to your business.
Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page
62

4. We note that you have included pro forma condensed combined consolidated financial information for the last twelve months ended June 30, 2021 because unusual events, primarily as a result of the COVID-19 pandemic in 2020 caused the most recent twelve month period to be more representative of normal operations. Please clarify your basis in
         GAAP or other authoritative literature that indicates that presentation of such financial information for the period chosen is appropriate.
Management's Discussion & Analysis of Financial Condition and Results of Operations, page 68

5. We note that you disclose material events associated with the Covid-19 pandemic, and positive trends in the housing market in this section. Please revise as necessary to ensure that you have fully addressed any other known trends, events and uncertainties that may have a material impact on your liquidity, capital resources, and business operations.
Corporate Governance, page 86

6. We note that you do not discuss director independence in your Corporate Governance section. Please revise this section and identify each director that is independent under the independence standards that are applicable to you, and to address all of the disclosures required by Item 407(a) of Regulation S-K.
Exclusive Jurisdiction of Certain Actions, page 117

7. Please ensure that your descriptions of the exclusive jurisdiction provision here and in the risk factor on page 46 are consistent. For example, we note that the risk factor states that claims under the Securities Act may be brought in Delaware Chancery Court or in federal court, while the discussion on page 117 states that they must be brought in federal court.
         Please also ensure that your charter, when filed, is consistent with the description of this
 Bryant Kirkland
Douglas Elliman Inc.
September 20, 2021
Page 3
         provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at (202) 551-3581 or Wilson Lee at (202) 551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at (202) 551-8742 or Pamela Long at (202) 551-3765 with any other questions.



FirstName LastNameBryant Kirkland                         Sincerely,
Comapany NameDouglas Elliman Inc.
                                                          Division of
Corporation Finance
September 20, 2021 Page 3                                 Office of Real Estate
& Construction
FirstName LastName